SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                          Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Public Service Company of Colorado (the "Company")

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss.250.48, P. 36,621].

1.   Type of the security or securities:
       Unsecured promissory note issued pursuant to a credit agreement.
2.   Issue, renewal or guaranty:
       Refinancing of two separate credit facilities with one credit facility. The new facility replaces (1), a $300,000,000 364 day agreement through Bank of America (Agent), which was to mature on June 23, 2000, and was extended to July 19, 2000; (2) a $300,000,000 multi-year agreement through Bank of America (Agent), which was to mature on November 17, 2000.
3.   Principal amount of each security:
       Up to $600,000,000 in the aggregate.
4.   Rate of interest per annum of each security:
       a)  Bank of America base rate
       b)  Eurodollar Rate plus a spread of ".37%" per annum.
5.   Date of issue, renewal or guaranty of each security:
       July 20, 2000
6.   If renewal of security, give date of original issue: Not applicable.
7.   Date of maturity of each security:
       Less than 364 days.
8.   Name of the person to whom each security was issued, renewed or guaranteed:
       Bank of America, N.A.
       Citibank, N.A.
       Wells Fargo Bank, N.A.
       The Chase Manhattan Bank
       Westdeutsche Landesbank Girozentrale,New York Branch
       ABN Amro Bank N.V.
       Banca di Roma
       Banca di Napoli
       The Bank of New York
       The Bank of Tokyo-Mitsubishi, Ltd.- Houston Agency
       Commerzbank AG, New York and Grand Cayman Branches
       U.S. Bank, N.A.
9.   Collateral given with each security, if any:
       None
10.  Consideration received for each security:
       Up to $600,000,000 in total
11.  Application of proceeds of each security:
       Primarily as a back-up line of credit to support PSCO and PSCCC's commercial paper program which is used to fund general corporate needs.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
       a)  the provisions contained in the first sentence of Section 6(b):
           Not applicable
       b)  the provisions contained in the fourth sentence of Section 6(b):
           Not applicable
       c) the provisions contained in any rule of the commission other than Rule U-48: X
13 If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b).
       Not applicable.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
       Not applicable.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
     Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.
       Rule 52(a)

                                    Public Service Company of Colorado

                                    By:   /s/ Nancy E. Felker
                                              Nancy E. Felker
                                              Assistant Treasurer

Date: August 21, 2000